EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

			Year Ended December 31
Dollars in millions	Three Months Ended March 31, 2014		2013		2012		2011		2010		2009

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,279		$5,148		$3,594		$3,785		$3,680		$3,129
Add:
Distributed income of equity investees	69		242		216		198		167		171
Fixed charges excluding interest on deposits	175		664		853		951		1,092		1,396
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	20		112		137		154		148		126
Interest capitalized									1		3
Earnings excluding interest on deposits	1,503		5,942		4,526		4,780		4,790		4,567
Interest on deposits	78		344		386		668		963		1,741
Total earnings	$1,581		$6,286		4,912		5,448		5,753		6,308

Fixed charges
Interest on borrowed funds	$137		$516		$696		$791		$918		$1,225
Interest component of rentals	38		148		145		125		134		131
Amortization of notes and debentures					12		35		39		37
Interest capitalized									1		3
Fixed charges excluding interest on deposits	175		664		853		951		1,092		1,396
Interest on deposits	78		344		386		668		963		1,741
Total fixed charges	$253		$1,008		$1,239		$1,619		$2,055		$3,137

Ratio of earnings to fixed charges
Excluding interest on deposits	8.59	x	8.95	x	5.31	x	5.03	x	4.39	x	3.27	x
Including interest on deposits	6.25		6.24		3.96		3.37		2.80		2.01

(1)	As defined in Item 503(d) of Regulation S-K.